                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 425


FILED BY CURIS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY:   CURIS, INC.

Date of Report:  April 14, 2000

The statements in this presentation that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally. For additional information concerning factors that could cause actual results to differ materially, please refer to the risk factors section of Creative BioMolecules, Inc.'s Form 10-K for the year ended 1999 and Curis, Inc.'s Form S-4.


INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CURIS, INC., CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.


Curis Introductory Slide Presentation:

[CREATIVE BIOMOLECULES, INC. LOGO] [REPROGENESIS, INC. LOGO]
[ONTOGENY, INC. LOGO]

                                     CURIS

              REGENERATIVE THERAPEUTICS FROM FUNCTIONAL GENOMICS
                                      AND
                             DEVELOPMENTAL BIOLOGY

SAFE HARBOR STATEMENT

     THE STATEMENTS IN THIS PRESENTATION THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING, WITHOUT LIMITATION, RISKS ASSOCIATED WITH THE INHERENT UNCERTAINTY OF PHARMACEUTICAL RESEARCH, PRODUCT DEVELOPMENT, REGULATORY APPROVAL AND COMMERCIALIZATION, THE IMPACT OF COMPETITIVE PRODUCTS, PATENTS, PATENT LITIGATION, PRODUCT LIABILITY, THIRD PARTY REIMBURSEMENT AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE BIOTECHNOLOGY INDUSTRY. FOR ADDITIONAL INFORMATION CONCERNING FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, PLEASE REFER TO THE RISK FACTORS SECTION OF CREATIVE BIOMOLECULES, INC.'S FORM 10-K FOR THE YEAR ENDED 1999 AND CURIS, INC.'S FORM S-4.

     INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY
     STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC.

     INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CURIS, INC. CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.

CURIS HIGHLIGHTS
-    MERGER OF CREATIVE BIOMOLECULES (CBMI), ONTOGENY AND
     REPROGENESIS
     FOCUS ON REGENERATIVE MEDICINE PRODUCTS AND TECHNOLOGY
-    PRODUCT PIPELINE: PRECLINICAL TO PMA/BLA
-    MULTIPLE CORPORATE PARTNERSHIPS
-    TARGET CLOSE - JUNE 2000
-    155 EMPLOYEES AND $70M CASH AT 12/31/99
-    CONSOLIDATE IN CAMBRIDGE AREA

REGENERATIVE MEDICINE

Developing therapies to repair and/or regenerate tissue to restore function.

REGENERATIVE MEDICINE

Slide includes images of proteins, cells, biomaterials, and small molecules applied to repair or regenerate tissue function

CURIS OPPORTUNITIES

-    REGENERATIVE MEDICINE
-    ONCOLOGY
-    FUNCTIONAL GENOMICS
-    DEVELOPMENTAL BIOLOGY

CURIS CORE STRENGTHS

-    FUNCTIONAL GENOMICS DISCOVERY PLATFORM (ONTOGENY)
        Developmental Biology
        Proprietary biological assays and disease models
        Genomics partners
-    KEY TECHNOLOGIES FOR REGENERATIVE MEDICINE
        Protein factors (Ontogeny, CBMI)
        Cell therapy technologies (Ontogeny, Reprogenesis)
        Biomaterials and tissue engineering (Reprogenesis)
        Small Molecule Screening (Ontogeny, CBMI)

CURIS PIPELINE

Slide includes chart of products in development by stage of development

OP-1 IMPLANT(TM)
-    PRODUCT
     -  OP-1 Implant(TM) family of products*
-    MARKET OPPORTUNITY
     - Orthopaedic Reconstruction: more than 1.5 million procedures each year in US
-    ADVANTAGE
     -  Replace invasive autograft harvest
     -  Stimulate bone formation
-    STATUS
     -  Filed for approval in US, Europe and Australia

* Partnered with Stryker Corporation

CHONDROGEL(TM):
VESICOURETERAL REFLUX
-    PRODUCT
     -  Cell/matrix gel
     -  Augmentation with autologous cartilage

-    MARKET OPPORTUNITY
     -  1% children affected
-    -  $200M worldwide potential
     -  10,000-15,000 procedures/yr. (U.S.)
-    ADVANTAGE
     -  Less invasive than surgery
-    STATUS: PHASE III

Slide includes image of bladder showing administration of product.

CHONDROGEL(TM):
PHASE III CLINICAL EVALUATION
     Orphan drug status
     DHHS clinical trial grant
     Successful Phase II
        23/29 patients completely resolved at 3 months
     Phase III trial
        49 patients enrolled (target 60)
        complete enrollment by 1H'00
     BLA target 1H'02

NEO-BLADDER FUNCTIONAL ORGAN REGENERATION
     Children's Hospital/Harvard
     Function at 11 months - canine studies
        95% of normal capacity
        Maintain compliance
     Unmet need - bladder augmentation
        Cancer, infection, trauma
        500,000 patients with deficiency
        20,000 surgeries/yr. (U.S.)
     Current standard - bowel transplant
        High donor site morbidity
        High complication rate
        Marginal efficacy
     Phase II IND target: 2001

AUTOLOGOUS NEO-BLADDER
     Biopsy patient bladder
     Expand cells and combine with matrix
     Surgically attach Neo-bladder
     Vascularize with omentum

Slide includes image of bladder showing administration of product.

MAINTENANCE OF CAPACITY AND COMPLIANCE IN AUGMENTED BLADDER
     Canine subtotal cystectomy model at 11 months

Slide shows images of bladder and charts % compliance with time after implant Oberpenning et al., Nature Biotech, 17, 149, 1999

VASCUGEL (TM) - Restenosis in Coronary Artery Disease
     Standard care is CABG or PTCA/Stent
     . 450,000 CABG procedures U.S./yr
     . 565,000 PTCA U.S./yr
     . 395,000 Stents U.S./yr
     Restenosis and thrombosis occur in 20%-40% of cases
     Prevention requires delivery of multiple agents
     Endothelial cells produce known anti-restenosis agents
        HSPG, Prostacyclin

Slide shows image of blocked artery

VASCUGEL (TM) DEVELOPMENT STATUS
     Vein graft applications
        Human endothelial cells
        Initial indications is CABG
        Phase I/II IND filing planned for 2000
        NIST/ATP grant provides clinical support
     Endovascular applications
        Human endothelial cells
        Initial indication in coronary stenting
        Phase I/II IND filing planned for 2001
        NIST/ATP Grant provides preclinical support

Slide shows image of equipment


PRECLINICAL REDUCTION IN RESTENOSIS AND THROMBOSIS
     Porcine carotid balloon injury model

Slide shows charts of restenosis and thrombosis reduction

Nugent et al., Circulation Research 84, 4, 384, 1999

BASAL CELL CARCINOMA

Slide shows image of human body with basal cell carcinoma (BCC)

Gorlin et al., 1965

BASAL CELL CARCINOMA
     Most common human cancer
        U.S. incidence: 700,000 -900,000/year
        Lifetime risk, caucasians: 1/4-1/3
     UV induced
        Increased risk with sun exposure
     Heritable (BCNS): many tumors, early onset
     Sporadic: few tumors, later onset

BASAL CELL CARCINOMA TIMELINE
     1996: Mutation associated with disease
     1997: Animal model validated
     1998: Therapeutic program initiated
        In vitro assay created and validated
        Combinatorial chemistry libraries accessed
        HTS completed and hits identified
     1999: Optimization
     2000: IND preparation

IPF1 CONTROLS PANCREATIC FORMATION

Slide shows image of pancreas buds

Data from H. Edlund and T. Edlund

IPF1(-) MICE HAVE NO PANCREAS
     Mice lacking the IPF1 gene do not develop a pancreas and die soon after birth, presumably from uncontrolled Type 1 diabetes

Slide shows image of mice

Jonsson, Carlsson, T. Edlund and H. Edlund.
October 13, 1994. Nature, 317, 606

MATURATION FACTOR REGULATES INSULIN SECRETION
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Slide shows image chart of insulin release/maturation factor


DECAY OF ISLET GLUCOSE RESPONSE IN VITRO

Slide shows graph of days in culture/insulin release


HEDGEHOG STIMULATES HAIR GROWTH

Slide shows image of mouse skin biopsy


Hh GENERATES HAIR GROWTH IN A DOSE RELATED MANNER

HEDGEHOG ACCELERATES HAIR GROWTH
     Black mice, dyed blond, injected intradermally with adenovirus +/- Shh insert
     Accelerated growth of existing hair would appear as blond hair with "dark roots"
     Instead, acceleration of hair follicle maturation results in new all black hair in Shh-treated mice

Slide shows image of hair growth in mice
Laboratory of Dr. Ronald Crystal, Cornell University

CURIS PIPELINE

Slide includes chart of products in development by stage of development


CURIS CORPORATE PARTNERS
-    BECTON DICKINSON                   Type I Diabetes
-    BIOGEN                             Neuro
-    COMGENEX                           CombiChem
-    GENZYME MOLECULAR ONCOLOGY         SAGE, Genomics
-    INCYTE PHARMACEUTICALS             Genomics
-    OXFORD ASYMMETRY                   CombiChem, Medicinal  Chemistry
-    PERKIN ELMER'S TROPIX              High Throughput Screening
-    STRYKER                            Orthopaedic

CURIS ACADEMIC COLLABORATIONS
-    BARNES/WASH U
-    BOSTON CHILDREN'S
-    COLUMBIA
-    HARVARD
-    HARVARD MEDICAL
-    JOHNS HOPKINS
-    MICHIGAN
-    MIAMI PROJECT
-    MGH
-    MIT
-    NIH
-    STANFORD
-    UCSF
-    UMASS
-    VANDERBILT
-    WHITEHEAD

CURIS MANAGEMENT TEAM

-     DOROS PLATIKA, M.D. President and CEO
        -  Progenitor, Mass General Hospital/Harvard, Whitehead/MIT
-     LYNN BAIRD, PH.D., VP Preclinical and Regulatory
        -  CytoTherapeutics, Johnson & Johnson
-     GEORGE ELDRIDGE, VP Finance and CFO
        -  Boston Life Sciences, Kidder Peabody

-    FRANK GENTILE, PH.D., VP Program Management
        -  CytoTherapeutics, ETH-Zurich
-    BRUCE LEICHER, VP and General Counsel
        -  Genetics Institute, BBN
-    LEE RUBIN, PH.D., VP Research
        -  Eisai, Athena Neurosciences
-    JAMES SIGLER, VP Manufacturing
        -  Genzyme Tissue Repair, United States Navy

BOARD OF DIRECTORS
        - MARTYN D. GREENACRE, President and CEO, Delsys Pharmaceutical Corp.; SmithKline Beacham
        -  RUTH B. KUNATH, Vulcan Northwest, Inc.
        -  JAMES R. MCNAB, JR., Chairman, Reprogenesis
        - DOUGLAS A. MELTON, PH.D., Chair, Department of Molecular and Cellular Biology, Harvard University; Gilead
        - DOROS PLATIKA, M.D., current President and CEO, Ontogeny, Inc.; future President and CEO, Curis, Inc.
        - MICHAEL ROSENBLATT, M.D., Harvard Medical School and Interim President, Beth Israel Deaconess Medical Center; Merck
        -  JAMES R. TOBIN, President and CEO, Boston Scientific; Biogen; Baxter


CURIS SUMMARY
     Regenerative medicine company of the future
     Potential powerhouse with:
        Product under regulatory review in US, Europe and Australia
        Multiple products in late-stage clinical development
        Numerous early clinical and advanced pre-clinical products
        Discovery engine that combines functional genomics and developmental biology
     More than 150 issued patents and 225 pending patent application worldwide

           [Creative BioMolecules, Reprogenesis and Ontogeny logos]
                                     CURIS

                        Regenerative Therapeutics from
                            Functional Genomics and
                             Developmental Biology